
#HIRING

# Desmond Brand · 3rd

CTO at Synthesis

Oakland, California, United States · Contact info

500+ connections

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Synthesis

Swinburne University of Technology

**Hiring a Software Engineer**
Synthesis · United States (Remote) · 19 days ago
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## Activity

921 followers

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## Experience

**Synthesis**
Full-time · 8 mos

**CTO**
Mar 2022 - Present · 4 mos

Weekly extracurricular classes that use simulations to develop critical thinking, collaboration, and decision-making skills for kids ages 6 to 14. "Ender's Game for innovators." ...see more

**Engineering Manager**
Jan 2022 - Mar 2022 · 3 mos

**Software Engineer**
Nov 2021 - Dec 2021 · 2 mos

**Fellow ODF4**
On Deck
Jun 2020 - Aug 2020 · 3 mos

**Flexport**
4 yrs 11 mos

**Software Engineer**
Mar 2019 - Jun 2020 · 1 yr 4 mos
San Francisco

Frontend infrastructure, design systems. Leading from the front again.

**Director of Engineering**
Apr 2017 - Mar 2019 · 2 yrs
San Francisco

Engineering leader for client-facing applications group and frontend infrastructure.

**Engineering Manager**
Feb 2016 - Apr 2017 · 1 yr 3 mos
San Francisco

As the second EM, managed about half of the engineering team.

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**Software Engineer**
Khan Academy
Jun 2011 - Aug 2015 · 4 yrs 3 mos
Mountain View, CA

Engineer #3 (John Resig beat me to #2 by a few weeks). Full stack web engineering: lots of product features, growth, backend and frontend infra, etc. Python, JavaScript, React, Google App Eng ...see more

**Software Development Engineer**
Microsoft
Mar 2009 - May 2011 · 2 yrs 3 mos
Bellevue, WA

Bing. Machine learned models for instant answers, spelling corrector scalability, other experimentation tooling and internal web apps. C++, C#, JavaScript.

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## Education

**Swinburne University of Technology**
Bachelor of Engineering (Robotics & Mechatronics)
2008

Full-ride scholarship & first-class honours (i.e. summa cum laude)

**Swinburne University of Technology**
Bachelor of Computer Science
2008

**Parkdale Secondary College**
Grade: VCE ENTER: 99.20

Dux Litterarum

## Skills

**Software Development**

Endorsed by Gheorghe Muresan who is highly skilled at this

Endorsed by 3 colleagues at Flexport

22 endorsements

**C++**

Endorsed by Glen Fernandes and 3 others who are highly skilled at this

Endorsed by 6 colleagues at Microsoft

15 endorsements

**Web Applications**

Endorsed by 2 colleagues at Flexport

12 endorsements

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## Recommendations

Received Given

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## Publications

**Model characterization curves for federated search using click-logs: predicting user engagement metrics for the span of feasible operating points**
WWW · Mar 1, 2011

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## Interests

Companies Schools

**Anvil**
1,454 followers

**Flexport**
105,175 followers

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